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                  EXHIBIT NO. 3.1: AMENDMENTS TO THE ARTICLES

By a special resolution of the Shareholders of the Company adopted at the Annual Meeting of Shareholders held on 25 April 2002, the Articles of the Company were amended by adding the following in item 7 thereof:

         "Meetings of Shareholders shall be held at such place within Canada as the Directors of the Corporation may determine, or outside of Canada, if so determined by the Directors, in New York City, United States of America, or in London, England, or in Zurich, Switzerland".

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